HELLENIC TELECOMMUNICATIONS ORGANIZATION SA (OTE SA)
THE SHAREHOLDERS OF THE HELLENIC TELECOMMUNICATIONS ORGANIZATION
SA
(REGISTRATION NUMBER 347/06/B/86/10)ARE HEREBY INVITED TO THE
REPEATED FIFTY-THIRD (53RD) ORDINARY GENERAL ASSEMBLY
(FISCAL YEAR 1/1/2004 - 31/12/2004)

Pursuant to the Law and the Articles of Association and following resolution of the Board of Directors, adopted during its meeting 2728 dated 16/6/2005 (agenda item 3), the Shareholders of the Hellenic Telecommunications Organization S.A. are hereby invited to the repeated fifty-third (53rd) Ordinary General Shareholders Assembly that will be held on July 6th 2005, Wednesday, at 16.00 hours, at the company's Headquarters (99, Kifissias Ave. - Maroussi), in order to discuss and decide upon the following issues:

1.	Cancellation of 676,420 own shares following the three-year
period since their acquisition with subsequent reduction of
share capital by an amount equal to the shares being
cancelled, as per Article 16, paragraph 12 of Codified Law
2190/1920; transfer of the share purchase reserve to
extraordinary reserves,
2.	Amendment of Article 5 (share capital) of the Articles of
Association and codification thereof,
3.	Miscellaneous announcements.

In order to participate, in person or by proxy, in the said
Ordinary General Assembly, Shareholders:

--	If they have converted their OTE shares into book entry form, but the said shares are not on their Depository Account,
Shareholders must obtain from their Depository Participant
certification evidencing ownership of shares (which will not be tradable until conclusion of this General Assembly) and
deposit such certification with the OTE Share Registration
Office (1st floor, 15, Stadiou Street - Athens) at least five
(5) full days prior to the appointed date and time of the
General Assembly
--	If they have converted their OTE shares into book entry form, and the said shares are on their Depository Account,
Shareholders must obtain from the Central Securities
Depository Office SA certification evidencing ownership of
shares (which will not be tradable until conclusion of this
General Assembly) and deposit such certification as well as a duly authorized proxy form, with the OTE Share Registration
Office (1st floor, 15, Stadiou Street - Athens) at least five
(5) full days prior to the appointed date and time of the
General Assembly
--	If they have not converted their shares into book entry form, they must deposit their share certificates with any bank in Greece or abroad, or the Consignations and Loans Fund, or OTE's Treasury (99, Kifissias Ave. - Maroussi), or OTE Share
Registration Office (1st floor, 15, Stadiou Street - Athens) at least five (5) full days prior to the appointed date and time for the Ordinary General Assembly. By the same deadline, Shareholders must also have deposited their Share
Depository Receipts as well as the proxy form with the OTE
Share Registration Office, at 15, Stadiou Street - Athens.


MAROUSI , JUNE 17, 2005

P. VOURLOUMIS
CHAIRMAN OF THE BOARD - CEO